UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 19, 2014 titled “GeoPark reports results for the third quarter ended September 30, 20214”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2014

Santiago, Chile – November 19, 2014 - GeoPark Limited (“GeoPark”) (NYSE: “GPRK”), the Latin American oil and gas explorer, operator and consolidator with operations in Chile, Colombia, Brazil, Argentina, and Peru today reports results for 3Q2014.

All figures are expressed in US dollars and growth comparisons refer to the same period of the prior year, except when specified.

THIRD QUARTER 2014 HIGHLIGHTS

Operational:

•	Total oil and gas production up 66% to 21,548 boepd compared to 3Q2013
•	Oil production in Colombia up 68% to 11,934 boepd
•	Reserves up in Tigana oil field in Colombia (GeoPark operated with 45% working interest (“WI”)) to 140-170 mmbo OOIP and 45-65 mmbo of 3P reserves (PRMS gross) by internal estimates
•	13 new exploration, development and appraisal wells were drilled in Chile and Colombia

Financial:

•	Net Revenues up 47% to $131.8 million compared to 3Q2013, driven by increased production
•	Adjusted EBITDA up 62% to $67.9 million from increased revenue and efficiency gains
•	Adjusted EBITDA per boe up 3% to $36.0 (in 5% lower oil price environment)
•	Operating Netback reached $43.5 per boe
•	Profit up 9% to $11.9 million
•	Cash position of $128.8 million at the close of 3Q2014

Strategic / New Business:

•
Entry to Peru (GeoPark’s fifth country platform in Latin America) in October 2014 through the acquisition of the Morona Block (GeoPark will operate with a 75% WI) in a joint venture with Petroperu, the Peruvian state-owned oil and gas company. The Morona Block includes a discovered oil field (55 million 2P PRMS reserves certified by Ryder Scott) and attractive high impact exploration potential (200 to 600 million barrels of exploration resources).

•	Expansion of Colombian asset portfolio in November 2014 through a farm-in with the SK Group for the CPO-4 Block in Llanos Basin (GeoPark will operate with a 50% WI).

James F. Park, GeoPark Chief Executive Officer, said, “Another strong quarter on our way to a successful year of operational, financial and business growth. GeoPark’s consistent year-to-year growth performance confirms the strength of our long term risk-balanced multi-country strategy in Latin America. It also positions us to continue to prosper even in a declining oil price environment – with our high netback projects, discretional work programs, strong balance sheet, and self-funding production base of 21,000 boepd.

Our exploration and drilling efforts continue to produce results – most importantly with the Tigana oil field and reserve expansion in Colombia, and Tigana’s conversion into a low risk high potential production growth platform. We are also excited about our entry into Peru with the acquisition of the Morona Block with its high impact discovered Situche Central oil field and big exploration potential – and which adds further value and depth to GeoPark’s significant organic inventory of development and exploration opportunities over our 31 blocks and 6 million acres.”

THIRD QUARTER 2014

The table below sets forth GeoPark’s production figures for 3Q2014 compared with 3Q2013.

	3Q2014			3Q2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	5,994	3,721	13,637	5,829	3%
Colombia	11,934	11,892	251	7,096	68%
Brazil	3,536	56	20,882	*	N/A
Argentina	84	70	84	67	25%
Total	21,548	15,739	34,854	12,292	66%

*
The acquisition of the interest in the Brazilian Manati Field was completed on March 31, 2014.  As a reference and only for comparison purposes, the corresponding net production for 3Q2013 amounted to 3,733 boepd.

The table below sets forth some key indicators of performance for 3Q2014 compared with 3Q2013. Figures corresponding to 3Q2014 include the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	3Q2014	3Q2013	% Chg.
Oil production (bopd)	15,739	11,163	41%
Gas production (mcfpd)	34,854	10,977	218%
Average net production (boepd)	21,548	12,992	66%
Average realized sales price
⁻ Oil ($ per bbl)	82.3	86.3	-5%
⁻ Gas ($ per mcf)	7.6	4.6	66%
Net Revenues ($ million)	131.8	89.7	47%
Production Costs ($ million)	-67.5	-48.7	39%
Adjusted EBITDA ($ million)	67.9	41.9	62%
Adjusted EBITDA per boe ($)	36.0	34.9	3%
Operating Netback per boe ($)	43.5	44.5	-2%
Profit for the period ($ million)	11.9	11.0	9%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 66% in 3Q2014 to 21,548 boepd. This growth is explained by (i) a 41% increase in consolidated oil production, primarily from higher oil production in the Colombian operations, and (ii) a 218% increase in gas production mainly due to the addition of the Brazilian operations. On a proforma basis, consolidated average production grew 29% in 3Q2014. (Proforma figures in this release refer to the incorporation in both periods of the acquired interest in the Brazilian Manati Field, which closed on March 31, 2014.)

Net Revenues: Consolidated net revenues increased by 47% to $131.8 million in 3Q2014 compared to $89.7 million in 3Q2013, mainly driven by increased oil production.

Consolidated Oil Revenues: Consolidated oil revenues increased 31% to $111.6 million in 3Q2014 compared to 3Q2013, representing 86% of total net revenues compared to 95% in 3Q2013.  Growth in net oil revenues is mainly explained by higher production in Colombia, partially offset by lower production in Chile and a 5% decrease in the consolidated average realized oil price to $82.3 per barrel.

Consolidated Gas Revenues: Consolidated gas revenues increased by 368% to $20.2 million in 3Q2014 compared to $4.3 million in 3Q2013, representing 14% of total net revenues in 3Q2014 compared to 5% in 3Q2013, and was mainly explained by the addition of the Brazilian operations along with higher average gas prices in Chile.

Costs: Consolidated production costs increased by 39% to $67.5 million in 3Q2014, due to higher production and deliveries in Colombia as well as the addition of the Brazilian operations.

Consolidated exploration costs increased to $3.4 million in 3Q2014 from $2.4 million in 3Q2013.

Consolidated administrative costs increased by 21% to $13.7 million in 3Q2014, mostly due to the addition of the Brazilian operations.

Consolidated selling expenses increased to $9.3 million in 3Q2014 from $4.9 million in 3Q2013, driven by increased selling expenses from increased production and deliveries in Colombia.

Adjusted EBITDA: Consolidated Adjusted EBITDA increased by 62% to $67.9 million in 3Q2014 compared to $41.9 million in 3Q2013, mainly due to increased Adjusted EBITDA in the Colombian operations from higher production, the addition of the Brazilian operations, as well as increased Adjusted EBITDA from Chilean operations.

Adjusted EBITDA per boe increased by 3% to $36.0 per boe in 3Q2014 compared to $34.9 per boe in 3Q2013, despite a lower reference price for oil, mainly due to lower operating costs in Colombia, which were partially offset by a higher proportion of gas revenues from the acquisition of the Brazilian operations in March 2014.

ANALYSIS BY BUSINESS SEGMENT

Operations in Colombia

Key Indicators	3Q2014	3Q2013	% Chg.
Oil production (bopd)	11,892	7,088	68%
Gas production (mcfpd)	251	50	402%
Average net production (boepd)	11,934	7,096	68%
Net Revenues ($ million)	78.3	52.8	48%
Production Costs ($ million)	-39.6	-33.1	20%
Adjusted EBITDA ($ million)	42.0	22.6	86%
Adjusted EBITDA per boe ($)	38.6	37.7	2%
Operating Netback per boe ($)	43.5	43.9	-1%

Production: Colombian oil production increased by 68% to 11,934 bopd in 3Q2014 compared to 3Q2013, explained by new production from the Tigana oil field in the Llanos 34 Block (GeoPark operated with a 45% WI).

Net Revenues: Colombian revenues increased by 48% to $78.3 in 3Q2014 mainly due to increased production and deliveries, and partially offset by an increase in earn-out expenses. Colombian operations represented 59% of the total consolidated net revenues in both 3Q2014 and 3Q2013.

The average realized oil price decreased by 7% to $79.0 per barrel in 3Q2014, which was mainly related to a lower reference price of approximately 6% and higher quality discounts, partially offset by increased deliveries made through pipelines at higher realization prices.

Earn-out expenses, as provided for in the Winchester purchase agreement and which are net of revenues, increased to $7.6 million in 3Q2014 compared to $3.1 million in 3Q2013, mainly due to higher production in the Llanos 34 Block.

Costs: Production costs per barrel decreased by 34% to $36.4 per barrel in Colombia mainly due to improved fixed cost absorption and cost efficiencies. Total production costs increased by 20% to $39.6 million in 3Q2014, at a lower rate than revenue growth. Operating costs per boe decreased by 41% to $19.8 per boe, mainly due to improved fixed cost absorption and cost efficiencies. Operating costs in 3Q2014 increased by 6% to $21.5 million compared to $20.2 million in 3Q2013, mainly due to increased production and deliveries.

Exploration expenses in Colombia amounted to $2.1 million in 3Q2014 compared to $0.8 million in 3Q2013.

Administrative costs in Colombia in 3Q2014 decreased to $3.5 million compared to $4.7 million in 3Q2013.

Selling expenses in Colombia in 3Q2014 increased to $5.6 million compared to $3.8 million in 3Q2013, principally driven by the increase in production and deliveries, of which a higher proportion was sold by pipelines at a higher realized price and with higher associated selling expenses.

Adjusted EBITDA: Adjusted EBITDA in Colombia increased by 86% to $42.0 million in 3Q2014 compared to $22.6 million in 3Q2013, mainly due to higher oil production and deliveries.

Adjusted EBITDA per boe increased by 2% to $38.6 per boe in 3Q2014, mainly due to lower operating costs per boe resulting from increased efficiency, which were partially offset by lower reference prices and higher earn-out payments.

Operational Performance:

During 3Q2014, in the Llanos 34 Block (GeoPark operated with a 45% WI), the Tigana Sur Oeste 1 and Tigana Sur 2 wells were successfully tested and put on production.

In October 2014, GeoPark disclosed internal estimates for the Tigana oil field of approximately 140 – 170 mmbo OOIP and 3P PRMS gross reserves of 45–65 mmbo.  The Company has installed facilities and infrastructure to handle approximately 20,000 barrels of fluid per day (“bfpd”) (with plans underway to expand to 100,000 bfpd).

Further details were provided in the recent release of October 21, 2014 and October 29, 2014.

Operations in Chile

Key Indicators	3Q2014	3Q2013	% Chg.
Oil production (bopd)	3,721	4,024	-8%
Gas production (mcfpd)	13,637	10,825	26%
Average net production (boepd)	5,994	5,829	3%
Net Revenues ($ million)	37.7	36.5	3%
Production Costs ($ million)	-20.8	-16.1	29%
Adjusted EBITDA ($ million)	20.2	21.3	-5%
Adjusted EBITDA per boe ($)	40.8	39.5	3%
Operating Netback per boe ($)	50.2	49.9	0%

Production: Production in Chile increased by 3% to 5,994 boepd in 3Q2014 compared to 5,829 boepd in 3Q2013, mainly due to 26% higher gas production together with 8% lower oil production, resulting mainly from the natural decline in base production.

Average production in Fell Block amounted to 5,752 boepd during 3Q2014, representing 96% of GeoPark’s Chilean production, with the remaining production coming from GeoPark’s Tierra del Fuego blocks.

Net Revenues: Net revenues in Chile increased by 3% to $37.7 million for 3Q2014, representing 29% of consolidated net revenues, compared to $36.5 million, or 41% of consolidated net revenues in 3Q2013.

Oil revenues decreased by 2% to $31.6 million in 3Q2014 due to lower production.

The average realized oil price increased 1% to $90 per barrel in 3Q2014. The Company’s new oil treatment facilities allowed for quality improvements and lower price discounts, which fully offset the reduction of $8 per barrel in the reference price as compared to 3Q2013.

Oil revenues represented 84% of total net revenues in Chile in 3Q2014 compared to 88% in 3Q2013.

Gas revenues increased by 42% to $6.1 million in 3Q2014.  The increase was mainly due to the 44% increase in the average realized gas price resulting from (i) an improved agreement with the Fell Block gas purchaser, Methanex, and, to a lesser extent, due to (ii) new gas deliveries from recent discoveries in the Tierra del Fuego blocks, which are sold at higher prices. Gas revenues represented 16% of total net revenues in Chile in 3Q2014 compared to 12% in 3Q2013.

As a reference, Methanex, GeoPark’s principal gas buyer, temporarily idled its plant from May until September 2014 due to an insufficient supply of natural gas from its other suppliers. Chilean gas revenues represented 5% of consolidated revenues in 3Q2014.

Costs: Production costs in Chile in 3Q2014 increased by 29% to $20.8 million, resulting in a 31% increase in production costs per boe to $42.0. This was mostly due to higher depreciation charges per boe and the impact on fixed costs from lower oil production, the startup of the Tierra del Fuego Blocks and, to a lesser extent, higher costs from the operation of electrical submersible pumps and from chemical treatments to improve oil quality. Additionally, operating costs increased by 19% to $10.2 million in 3Q2014 from $8.6 million in 3Q2013 while operating costs per boe increased by 21% to $20.7.

Exploration expenses in Chile amounted to $0.7 million in 3Q2014 compared to $0.6 million in 3Q2013.

Administrative costs in Chile decreased to $3.9 million in 3Q2014 compared to $4.0 million in 3Q2013. Selling expenses in Chile decreased to $0.8 million in 3Q2014 from $0.9 million in 3Q2013.

Adjusted EBITDA: Adjusted EBITDA in Chile decreased by 5% to $20.2 million in 3Q2014, compared to $21.3 million in 3Q2013, mainly due to increased operating costs, partially offset by higher revenues.

Adjusted EBITDA per boe increased by 3% to $40.8 per boe in 3Q2014 compared to $39.5 per boe in 3Q2013.

Operational Performance:

During 3Q2014, the Company advanced its exploration and development work program with the drilling of five wells in the Fell Block (GeoPark operated with a 100% WI), and the drilling of two wells in the Campanario Block (GeoPark operated with a 50% WI). Following the drilling program in the Tierra del Fuego blocks, GeoPark and its partner ENAP have declared commerciality on seven new fields, allowing the development phase to begin.

Further details were provided in the recent Operations Update release of October 21, 2014.

Operations in Brazil

Key Indicators	3Q2014	3Q2013*	% Chg.
Oil production (bopd)	56	-	N/A
Gas production (mcfpd)	20,882	-	N/A
Average net production (boepd)	3,536	-	N/A
Net Revenues ($ million)	15.3	-	N/A
Production Costs ($ million)	-6.6	-	N/A
Adjusted EBITDA ($ million)	8.3	-0.9	N/A
Adjusted EBITDA per boe ($)	27.6	-	N/A
Operating Netback per boe ($)	38.1	-	N/A

* 3Q2013 shows only Adjusted EBITDA corresponding to expenses from the start-up of GeoPark’s Brazilian operations, including personnel, legal and administrative costs. The Company completed the acquisition of its interest in the Brazilian Manati Field on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Production: Production for the Brazilian operations averaged 3,536 boepd in 3Q2014, composed of approximately 98% gas and 2% condensate.

Net Revenues: The Brazilian operations represented 12% of the total consolidated net revenues in 3Q2014, and amounted to $15.3 million. The average gas price, net of taxes, amounted to $7.9 per mcf ($47.5 per boe) in 3Q2014.

Costs: Production costs in Brazil were $6.6 million in 3Q2014, reflecting production costs per boe of $22.1. In addition, operating costs per boe amounted to $5.4.

Adjusted EBITDA: Adjusted EBITDA in Brazil reached $8.3 million in 3Q2014, representing 12% of consolidated Adjusted EBITDA. Adjusted EBITDA per boe was $27.6 in 3Q2014.

Operational Performance:
During 3Q2014, Petrobras, the operator of the Brazilian Manati Field, continued the construction of a compression plant that is expected to commence operations in 2H2015. The plant is expected to maximize the recovery of the gas reserves of the Manati Field, and offset the natural production decline.

Also in 3Q2014, GeoPark initiated seismic registration in the Reconcavo basin, and topographic surveys in the Potiguar basin, both part of the Round 11 blocks obtained in 2013 (GeoPark operated with 100% WI). The seismic program is expected to be completed by 4Q2014 with drilling expected to begin in 2H2015.

Further details were provided in the recent Operations Update release of October 21, 2014.

Operations in Argentina

Operations in Argentina represented approximately 1% of consolidated net revenues and Adjusted EBITDA, respectively in both 3Q2014 and 3Q2013.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Net financial expenses increased to $20.6 million in 3Q2014 from $6.6 million in 3Q2013, mainly resulting from $13.9 million non-cash exchange rate losses resulting from the impact of the depreciation of the Brazilian Reais in 3Q2014 over dollar-denominated net debt taken at the local subsidiary level, where the functional currency is the Brazilian Reais. Additionally, consolidated net financial expenses were impacted by higher average indebtedness as a result of the credit facility of $70.5 million obtained on March 31, 2014 to acquire the interest in the Brazilian Manati Field. The above-mentioned effects were partially offset by higher financial income resulting from higher cash and cash equivalents position (including net proceeds resulting from the NYSE IPO in February 2014).

Income Tax: Income tax amounted to $6.2 million in 3Q2014 compared to $5.2 million in 3Q2013, in line with the increase in profits before income taxes in 3Q2014.

Profit: Profit for the period increased 9% and amounted to $11.9 million in 3Q2014 compared to $11.0 million in 3Q2013, mainly due to higher operating income partially offset by higher net financial expenses, and higher income taxes.

BALANCE SHEET

Cash and cash equivalents as of September 30, 2014, totaled $128.8 million, while at year-end 2013 cash and cash equivalents amounted to $121.1 million. The increase is primarily due to cash generation from operations during the nine-month period ended September 30, 2014, amounting to $164.2 million, along with $125.2 million of funds generated from financing activities, which are mainly explained by (i) the credit facility taken in Brazil, and (ii) $90.9 million net proceeds resulting from the NYSE IPO, minus (iii) $40.9 million related to debt and interest payments. During the period, net cash used for investment activities totaled $279.7 million and included the Company’s capital expenditures program as well as the acquisition of an interest in the Brazilian Manati Field.

Total assets as of September 30, 2014, reached $1,096.3 million. Additionally, total investments for the nine-month period, ended September 30, 2014, mainly included (i) $122.5 million invested in Chile, where the Company drilled twenty-three wells and acquired 350 sqkm of 3D seismic surveys, and (ii) $53.7 million invested in Colombia that mainly included the drilling of eighteen wells along with construction of facilities for drilled wells. In addition, investing activities in 3Q2014 included $115.0 million related to the acquisition of an interest in the Brazilian Manati Field (net of cash acquired) completed on March 31, 2014.

At the end of 3Q2014, GeoPark’s total financial debt amounted to $362.9 million, mainly including the 2020 Bond issued in February 2013 and the 5-year credit facility in Brazil for the acquisition of an interest in the Brazilian Manati Field.

Equity reached $512.6 million and included minority interests of $107.8 million related to LG International’s participation in the Chilean and Colombian operations. (LG International Corp., the Korean conglomerate holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell block and a 31% equity interest in the Tierra del Fuego blocks in Chile.) Equity as of September 30, 2014 increased by $146.6 million as compared to December 31, 2013, mainly due to net proceeds from the NYSE IPO in addition to profits from the nine-month period.

FINANCIAL RATIOS (*)

Amounts in $ million
Year / Period	Financial debt	Cash position	Gross debt / Adjusted EBITDA	Interest coverage

3Q2013	296.2	104.8	2.2x	5.9x
2013	317.1	121.1	1.9x	4.3x
1Q2014(**)	364.7	131.9	2.2x	4.9x
2Q2014 (***)	368.6	125.3	1.8x	6.0x
3Q2014 (***)	362.9	128.8	1.6x	6.7x

(*)     Based on trailing 12 months financial results.
(**)   Does not consider Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field.
(***) Considers Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field only since 2Q2014.

GeoPark’s consolidated incurrence financial covenants agreed under the 2020 Bond indenture provide for:
•	Leverage Ratio, defined as Gross debt to Adjusted EBITDA, lower than 2.75x for the year 2014 and lower than 2.5x from 2015 onwards; and

•	Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

OTHER NEWS/RECENT EVENTS

AGM Results

GeoPark’s 2014 Annual General Meeting was held on September 11, 2014, and all matters presented were approved.

Entry into Perú with the Acquisition of Morona Block

In October, GeoPark announced the acquisition of an interest in the Morona Block located in northern Peru from Petroperu. GeoPark will assume the operatorship and a 75% working interest (“WI”), with Petroperu retaining a 25% WI.

The Morona Block covers an area of 1.9 million acres in the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. The independent reservoir engineering firm, Ryder Scott, has certified proven and probable (2P) reserves of 55 million barrels of oil (mmbo) for Petroperu.

In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays – with exploration resources currently estimated to range from 200 to 600 mmbo. This important component of the project will significantly increase GeoPark’s overall inventory of exploration resources and complement GeoPark’s growing reserve and cash flow base already established in Colombia, Chile and Brazil.

The initial work program will be to put the Situche Central field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately $140 - 160 million and is expected to be completed within 18 to 24 months after closing. GeoPark will carry Petroperu during this initial phase.

The transaction is subject to customary conditions, which include the qualification of GeoPark by PeruPetro, the Peruvian petroleum licensing agency, certain license modifications and a presidential decree.

Update on Tigana Field in Llanos 34 Block in Colombia

From well drilling and production information, 3D seismic mapping, and a field area size estimate of 3,000-4,000 acres, GeoPark announced in October its preliminary internal original oil in place (OOIP) estimate of 140-170 million barrels of oil (mmbo) and preliminary internal 3P gross reserve estimate of 45–65 mmbo for the Tigana oil field. Additional appraisal drilling will be required to delineate the Tigana field and, therefore, these figures are preliminary and subject to change with new information. GeoPark operates and has a 45% WI in the Llanos 34 Block.

The expanded Tigana field size represents increased value for GeoPark by providing an important opportunity to further grow production – with 30-45 potential new drilling locations. In addition to improving the overall risk profile of GeoPark’s work program inventory, a larger field provides opportunities to reduce drilling, operating and transportation costs by improved efficiencies. Even in lower oil prices environments, the Tigana field is expected to generate significant operating cash flows. (As a reference, if WTI oil prices average $75-85 per barrel, operating netbacks for the field are estimated to be approximately $40-50 per barrel in 2015.)

New Block in Llanos Basin in Colombia

In November, GeoPark expanded its portfolio in Colombia through an agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin (approximately 60 km away from the Company’s successful Llanos 34 Block). The block covers an area of approximately 345,600 acres (1,398 sq km) with 3D seismic coverage of approximately 880 sq km.  In accordance with the farm-in agreement, and subject to the approval of ANH in Colombia, GeoPark will operate and receive a 50% WI in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. The well is targeted for 1H2015 and GeoPark’s total financial commitment is approximately $6.0 million. There is an option to move to an additional exploration phase following the drilling of a successful well. Final approval from the ANH is expected in 1Q2015.

Potential Impact of Recent Decline in World Crude Oil Prices

Over the past three months, international oil prices have decreased by approximately 25%.  Assuming this scenario remains throughout 4Q2014, at current production levels the impact on GeoPark’s full year 2014 consolidated Adjusted EBITDA would be approximately 6 - 8% lower.  Additionally, GeoPark is currently finalizing its 2015 work program and capital expenditures plan and, as in the past, the official 2015 guidance will be provided in January. The 2015 capital expenditures plan is expected to be within similar or lower levels as in 2014, distributed throughout an expanded asset base with more countries and operations.

CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2014 results conference call and webcast on November 19, 2014, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Operating Officer, Augusto Zubillaga, and Chief Financial Officer, Andrés Ocampo, will discuss GeoPark's financial and operating results for 3Q2014, with a question and answer session immediately following.

Interested parties may access the conference call by dialing from outside the United States, +1 201-689-8035 and from within the United States, +1 877-407-8035 (Passcode: GeoPark) or to listen to the webcast by visiting the Investor Support section of the Company’s website (www.geo-park.com).

FIRST NINE-MONTHS 2014

The table below sets forth GeoPark’s production figures for the nine-month period ended September 30, 2014 (“9M2014”) compared with September 30, 2013 (“9M2013”).

	9M2014(*)			9M2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	6,545	4,019	15,155	7,013	-7%
Colombia	10,528	10,306	1,335	6,075	73%
Brazil	2,382	38	14,068	*	N/A
Argentina	78	63	87	60	29%
Total	19,533	14,426	30,645	13,148	49%

*
The acquisition of the interest in the Brazilian Manati Field was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production in the Brazilian operations for 9M2014 amounted to 3,591 boepd and for 9M2013 net production amounted to 3,721 boepd.

The table below sets forth some key indicators of performance for 9M2014, as compared with 9M2013. Figures corresponding to 9M2014 include information relating to the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	9M2014	9M2013	% Chg.
Oil production (bopd)	14,426	10,816	33%
Gas production (mcfpd)	30,645	13,993	119%
Average net production (boepd)	19,533	13,148	49%
Average realized sales price
- Oil ($ per bbl)	85.7	82.5	4%
- Gas ($ per mcf)	7.1	4.6	54%
Net Revenues ($ million)	348.0	250.5	39%
Production Costs ($ million)	-169.5	-129.8	31%
Adjusted EBITDA ($ million)	192.7	125.9	53%
Adjusted EBITDA per boe ($)	39.8	35.1	14%
Operating Netback per boe ($)	47.6	44.1	8%
Profit for the period ($ million)	49.6	25.2	97%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 49% to 19,533 boepd in 9M2014 and is mainly explained by increased production in the Colombian operations together with the addition of the Brazilian operations (since 2Q2014), which were partially offset by lower production in the Chilean operations. On a proforma basis, consolidated average production reached 20,742 boepd in 9M2014 and grew 23% compared to 16,869 boepd in 9M2013.

Net Revenues: Consolidated net revenues increased by 39% to $348.0 million in 9M2014 compared to $250.5 million in 9M2013, primarily driven by increased oil production.

Consolidated Oil Revenues: Consolidated oil revenues represented 86% of total revenues in 9M2014 compared to 94% in 9M2013, increasing by 27% to $298.8 million in 9M2014, mainly due to increased production, in addition to an increase in the average realized price of oil per barrel. The average realized oil sales price increased 4% to $85.7 per barrel in 9M2014.

Consolidated Gas Revenues: Consolidated gas revenues represented 14% of total revenues in 9M2014 compared to 6% in 9M2013, representing an increase of 221% to $49.2 million in 9M2014 mainly related to the addition of the Brazilian operations in the amount of $26.5 million and to a lesser extent, to higher average gas prices in the Chilean operations. The consolidated average realized gas sales price increased 54% to $7.1 per mcf in 9M2014.

Costs: Consolidated production costs increased by 31% to $169.5 million in 9M2014, mainly driven by the increase in production during the period and the addition of the Brazilian operations. Additionally, production costs per boe decreased driven by improved fixed cost absorption from increased production.

Exploration costs amounted to $17.7 million in 9M2014 and $16.0 million in 9M2013.

Administrative costs increased by 14% to $36.6 million in 9M2014. This increase was primarily due to (i) higher corporate expenses and new business efforts, and (ii) the addition of the Brazilian operations.

Selling expenses increased by 73% to $21.6 million in 9M2014, primarily due higher production and deliveries in Colombia.

Adjusted EBITDA: Adjusted EBITDA increased by 53% to $192.7 million in 9M2014, primarily impacted by higher Adjusted EBITDA in Colombian operations and, to a lesser extent, due to the addition of the Brazilian operations.

Adjusted EBITDA per boe increased by 14% to $39.8 per boe in 9M2014 compared to $35.1 per boe in 9M2013, explained by higher average sales prices and the impact of lower operating costs per boe due to improved fixed cost absorption and cost efficiencies, which were partially offset by a change in the revenue mix with higher incidence of gas resulting from the Brazilian Manati acquisition.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Net Financial Expenses: Net Financial expenses increased from $27.2 million in 9M2013 to $31.7 million in 9M2014, due to exchange rate differences resulting from the depreciation of the Brazilian currency and increased interest expenses, due to higher average indebtedness, which were partially offset by one-time expenses incurred as part of the prepayment of the 2015 Reg S Bond in February 2013 and higher interest income related to increased cash and cash equivalents in 9M2013.

Income Tax: Income tax increased by 88% to $23.0 million in 9M2014, in line with increased profits before income taxes.

Profit: Profit in 9M2014 increased by 97% to $49.6 million, as a result of higher operating results, which were partially offset by higher net financial expenses and income taxes. Earnings per share increased by 83% to $0.66 per share in 9M2014, mainly driven by increased profits in the period.

GeoPark can be visited online at www.geo-park.com

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	In millions of $, except for %

	3Q2014	3Q2013%		9M2014	9M2013%
NET REVENUES
Sale of crude oil	111.6	85.4	31%	298.8	235.2	27%
Sale of gas	20.2	4.3	369%	49.2	15.3	221%
TOTAL NET REVENUES	131.8	89.7	47%	348.0	250.5	39%
Production costs	-67.5	-48.7	39%	-169.5	-129.8	31%
GROSS PROFIT	64.3	41.0	57%	178.5	120.7	48%

Exploration costs	-3.4	-2.4	41%	-17.7	-16.0	10%
Administrative costs	-13.7	-11.3	21%	-36.6	-32.1	14%
Selling expenses	-9.3	-4.9	92%	-21.6	-12.5	73%
Other operating income	0.8	0.4	123%	1.8	4.6	-61%
OPERATING PROFIT	38.7	22.8	70%	104.3	64.7	61%

Financial results, net	-20.6	-6.6	210%	-31.7	-27.2	16%
PROFIT BEFORE INCOME TAX	18.1	16.1	12%	72.6	37.5	94%

Income tax	-6.2	-5.2	20%	-23.0	-12.3	88%
PROFIT FOR THE PERIOD	11.9	11.0	9%	49.6	25.2	97%
Non-controlling interest	3.5	3.8	-10%	12.7	9.4	34%
ATTRIBUTABLE TO OWNERS OF GEOPARK	8.5	7.2	19%	36.9	15.8	134%

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX
AND ADJUSTED EBITDA PER BOE

(Unaudited)	In millions of $, except for %

	3Q2014	3Q2013%		9M2014	9M2013%
Adjusted EBITDA	67.9	41.9	62%	192.7	125.9	53%
Depreciation	-27.1	-16.9	60%	-72.8	-49.5	47%
Share Based Payments	-2.4	-2.5	-3%	-8.0	-5.9	34%
Impairment and write-off	0.0	-0.2	-95%	-8.6	-12.0	-28%
Others	0.3	0.5	-33%	1.1	6.2	-83%
OPERATING PROFIT	38.7	22.8	70%	104.3	64.7	61%
Financial results, net	-20.6	-6.6	210%	-31.7	-27.2	16%
PROFIT BEFORE INCOME TAX	18.1	16.1	12%	72.6	37.5	94%

Adjusted EBITDA	67.9	41.9	62%	192.7	125.9	53%
Total deliveries (in millions of boe)	1.9	1.2	57%	4.838	3.589	35%
Adjusted EBITDA per boe	36.0	34.9	3%	39.8	35.1	14%

RECONCILIATION OF GROSS PROFIT TO OPERATING NETBACK
AND OPERATING NETBACK PER BOE

(Unaudited)	In millions of $, except for %

	3Q2014	3Q2013%		9M2014	9M2013%
Gross Profit	64.3	41.0	57%	178.5	120.7	48%
Plus: Depreciation and share based payments	27.1	17.2	57%	73.3	50.1	46%
Less: Selling Expenses	-9.3	-4.9	92%	-21.6	-12.5	73%
Operating Netback	82.1	53.4	54%	230.1	158.3	45%
Total deliveries (in millions of boe)	1.9	1.2	57%	4.8	3.6	35%
Operating Netback per boe	43.5	44.5	-2%	47.6	44.1	8%

CONSOLIDATED SUMMARIZED BALANCE SHEET

(Unaudited)	In millions of $, except for %

	Sept '14	Dec '13%

Non Current Assets
Property, Plant and Equipment	795.4	595.4	34%
Other Non Current Assets	37.8	36.3	4%
Total Non Current Assets	833.1	631.8	32%

Current Assets
Inventories	10.1	8.1	25%
Trade Receivables	71.3	42.6	67%
Other Current Assets	52.9	42.7	24%
Cash at bank and in hand	128.8	121.1	6%
Total Current Assets	263.2	214.6	23%

Total Assets	1,096.3	846.4	30%

Equity
Equity attributable to owners of GeoPark	404.8	270.8	49%
Non-controlling interest	107.8	95.1	13%
Total Equity	512.6	366.0	40%

Non Current Liabilities
Borrowings	342.3	290.5	18%
Other Non Current Liabilities	96.2	64.5	49%
Total Non Current Liabilities	438.5	355.0	24%

Current Liabilities
Borrowings	20.6	26.6	-23%
Other Current Liabilities	124.6	98.9	26%
Total Current Liabilities	145.2	125.5	16%

Total Liabilities and Equity	1,096.3	846.4	30%

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

		Year ended December 31,
	2013	2012	2011	2010	2009
Oil Reserves (2P PRMS) - mmboe	33.9	27.8	16.9	16.2	10.9
Gas Reserves (2P PRMS) - mmboe	27.7	29.1	32.6	33.4	31.3
Combined Reserves (2P PRMS) - mmboe	61.6	56.9	49.5	49.6	42.2

Oil Production (thousand boepd)	11.1	7.5	2.5	1.9	1.2
Gas Production (thousand boepd)	2.4	3.8	5.1	5.0	5.1
Production (thousand boepd)	13.5	11.3	7.6	6.9	6.3

Oil Revenues ($ million )	315	222	74	48	22
Gas Revenues ($ million)	23	29	38	31	23
Total Revenues ($ million)	338	250	112	80	45

Adjusted EBITDA ($ million)	167	121	63	41	18

GLOSSARY

Adjusted EBITDA
Profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write offs of unsuccessful efforts, accrual of stock options and stock awards and bargain purchase gain on acquisitions of subsidiaries

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries for the applicable period

Operating Netback per boe
Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Exploratory and Other operating costs.

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)

EPS	Earnings per share

IPO	Initial Public Offering

mbbl	Thousand barrels of oil

mmboe	Million barrels of oil equivalent

mcfpd	Thousand cubic feet per day

mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

SPE	Society of Petroleum Engineers

WI	Working interest

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.
NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards and bargain purchase gain on acquisition of subsidiaries. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 19, 2014